United States securities and exchange commission logo





                             April 3, 2024

       Andrew Read
       Chief Executive Officer
       Tradewinds Universal
       501 Mercury Lane
       Brea, CA, 92821

                                                        Re: Tradewinds
Universal
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 25,
2024
                                                            File No. 333-276233

       Dear Andrew Read:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Financial Statements, page F-1

   1. Please update your financial statements and related information. Refer to Rule 8-08(b) of
                                                        Regulation S-X for
guidance.
              Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you
       have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.




                             Sincerely,
 Andrew Read
Tradewinds Universal
April 3, 2024
FirstName
Page 2     LastNameAndrew Read
Comapany NameTradewinds Universal
                                    Division of Corporation Finance
April 3, 2024 Page 2                Office of Manufacturing
FirstName LastName